September 28, 2006

Stacy M. Riffe
Chief Financial Officer
Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Suite 305
Jacksonville, FL 32256

Re: Sunset Financial Resources, Inc.
Registration Statement on Form S-3
Filed September 8, 2006
Registration No. 333-137219

Dear Ms. Riffe:

        This is to inform you that we are limiting our review of the above registration statement to the following matters. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the shares being registered for resale have not yet been issued because the merger has not been consummated. Please tell us why it is appropriate to register the shares for resale at this time. General Instruction I.B.3 to Form S-3 permits the registration of <u>outstanding</u> securities for resale. Please tell us why you believe the shares to be issued in the merger should be viewed as "outstanding" on the date that you filed the Form S-3.

Risk Factors, page 5

2.   A number of the risk factors included in the prospectus appear to be related to the merger between Alesco and Sunset. Please tell us why you believe these risk factors are relevant to investors in the resale transaction or remove these risk factors from the Form S-3.

Selling Stockholders, page 45

3.   Please confirm that you will include the names and other information required by Item 507 of Regulation S-K for each selling security holder prior to the effective date of the registration statement, or explain to us your basis for omitting such information. We may have further comment on this disclosure after you include it in the prospectus.

Exhibits

Exhibit 5.1 - Legal Opinion

4.   Please file a revised opinion that more accurately describes the registration statement. The references to "proxy/statement prospectus" and the "issuance by the Company of its shares of common stock" in the first paragraph of the current opinion do not appear to be appropriate.

5.   We note the assumption in the fourth paragraph that "the appropriate certificates representing shares of Common Stock will be executed and delivered upon issuance and sale of any such shares, and will comply with all applicable requirements of Maryland law." This paragraph inappropriately assumes facts which are fundamental to the legal opinion. In addition, it is not appropriate for counsel to assume legal matters, such as compliance with Maryland law. Please file a revised opinion that omits the assumptions contained in this paragraph.

Exhibit 8.1 – REIT Opinion

6.   Please file a revised opinion that references the registration statement on Form S-3 rather than the merger and the registration statement on Form S-4. The REIT opinion should be prepared in connection with this registration statement, so that investors in the resale transactions may clearly rely on the opinion.

7.   Refer to the assumptions in the fifth paragraph of the opinion. Please provide a revised opinion clarifying that counsel has assumed the accuracy of factual representations in the Officers' Certificates.

8.   Please tell us why counsel is providing the REIT opinion only through the taxable year ended December 31, 2005 rather than 2006.

* * * *

We will not conduct any further review of the proxy statement.   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Bryan L. Goolsby, Esq. (*via facsimile*)
       Kenneth L. Betts, Esq. (*via facsimile*)
       Locke Liddell & Sapp LLP